

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 11, 2009

<u>Via U.S. Mail</u>

Steven J. Hartman
Chief Executive Officer
Bond Trust Products LLC
Capitol Office Center, 3422 Old Capitol Trail #188
Wilmington, DE 19808-6192

Re: Bond Trust Products Trust A
Form 10-K for the fiscal year ended December 31, 2006
Filed March 7, 2007
File no. 001-32519

Dear Mr. Hartman,

We have reviewed your responses to the comments in our letter dated December 23, 2008 and have the following additional comments.

Form 10-K

<u>Exhibits</u>

1. We note your response to our prior comment 1. Please refer to Regulation AB Telephone Interpretation 3.01 which states that the definition of a servicer is principles-based and an entity falls within this definition, regardless of the entity's title, if it is responsible for making allocations or distributions to holders. It appears from your response to our prior comment 1 that the trustee makes distributions to the certificateholders and therefore falls within the definition of servicer and would be required to file an auditor's attestation report pursuant to Item 1122(b) of Regulation AB. Please amend to file such auditor's attestation report or please advise as to why Regulation AB Telephone Interpretation 3.01 does not apply and the trustee does not fall within the definition of a servicer. If you are unable to file the required auditor's attestation report, please tell us why.

2. Additionally, please confirm that you will file an auditor's attestation report and will comply with this obligation on a going-forward basis for all issuing entities affiliated with the depositor.

3. Finally, please acknowledge that Form S-3 will be unavailable to the depositor, the issuing entity or any affiliate of the depositor to register any security offerings until such

entities are current and timely with their reporting obligations pursuant to General Instruction I.A.4. of Form S-3.

** ** **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Bell at (202) 551-3574 with any questions.

Sincerely,

Rolaine S. Bancroft
Special Counsel